Exhibit 99.1

Unaudited Interim Condensed

Consolidated Financial Statements

StoneCo Ltd.

September 30, 2023

REPORT ON REVIEW OF INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION

To the Shareholders and Management of

StoneCo Ltd

Introduction

We have reviewed the accompanying interim condensed consolidated financial statements of StoneCo Ltd (the “Company”) as at September 30, 2023 which comprise the interim consolidated statement of financial position as at September 30, 2023 and the related interim consolidated statements of profit or loss and of other comprehensive income for the three and nine-month periods then ended, and of changes in equity and of cash flows for the nine-month period then ended and explanatory notes.

Management is responsible for the preparation and presentation of this interim consolidated financial information in accordance with IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board (IASB). Our responsibility is to express a conclusion on this interim consolidated financial information based on our review.

Scope of review

We conducted our review in accordance with International Standard on Review Engagements 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim condensed consolidated financial statements are not prepared, in all material respects, in accordance with IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board (IASB).

São Paulo, November 9, 2023.

ERNST & YOUNG

Auditores Independentes S/S Ltda.

StoneCo Ltd.

Unaudited interim consolidated statement of financial position

As of September 30, 2023 and December 31, 2022

(In thousands of Brazilian Reais)

	Notes	September 30, 2023	December 31, 2022
Assets
Current assets
Cash and cash equivalents	4	3,693,072	1,512,604
Short-term investments	5.1	2,042,481	3,453,772
Financial assets from banking solutions	5.4	4,576,651	3,960,871
Accounts receivable from card issuers	5.2.1	21,029,533	20,694,523
Trade accounts receivable	5.3.1	559,220	484,722
Recoverable taxes	6	118,354	150,956
Prepaid expenses		119,863	129,256
Derivative financial instruments	5.6	11,657	36,400
Other assets		272,177	236,099
		32,423,008	30,659,203
Non-current assets
Long-term investments	5.1	47,070	214,765
Accounts receivable from card issuers	5.2.1	75,830	54,334
Trade accounts receivable	5.3.1	38,873	37,324
Receivables from related parties	10.1	4,820	10,053
Deferred tax assets	7.2	608,940	679,971
Prepaid expenses		44,145	101,425
Other assets		87,572	105,101
Investment in associates		114,482	109,754
Property and equipment	8.1	1,655,857	1,641,178
Intangible assets	9.1	8,732,816	8,632,332
		11,410,405	11,586,237

Total assets		43,833,413	42,245,440

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

StoneCo Ltd.

Unaudited interim consolidated statement of financial position

As of September 30, 2023 and December 31, 2022

(In thousands of Brazilian Reais)

	Notes	September 30, 2023	December 31, 2022
Liabilities and equity
Current liabilities
Deposits from banking customers	5.4	4,450,813	4,023,679
Accounts payable to clients	5.2.2	17,221,211	16,578,738
Trade accounts payable		450,166	596,044
Loans and financing	5.5.1	1,645,363	1,847,407
Obligations to FIDC quota holders	5.5.1	323,983	975,248
Labor and social security liabilities		552,620	468,599
Taxes payable		436,806	329,105
Derivative financial instruments	5.6	342,125	209,714
Other liabilities		104,708	145,605
		25,527,795	25,174,139
Non-current liabilities
Accounts payable to clients	5.2.2	31,061	35,775
Loans and financing	5.5.1	2,729,037	2,728,470
Deferred tax liabilities	7.2	506,897	500,247
Provision for contingencies	11.2	230,262	210,376
Labor and social security liabilities		16,611	35,842
Other liabilities		622,945	610,567
		4,136,813	4,121,277

Total liabilities		29,664,608	29,295,416

Equity	12
Issued capital	12.1	76	76
Capital reserve	12.2	13,930,590	13,818,819
Treasury shares	12.3	(15,168)	(69,085)
Other comprehensive income (loss)		(319,722)	(432,701)
Retained earnings (accumulated losses)		517,559	(423,203)
Equity attributable to controlling shareholders		14,113,335	12,893,906
Non-controlling interests		55,470	56,118
Total equity		14,168,805	12,950,024

Total liabilities and equity		43,833,413	42,245,440

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

StoneCo Ltd.

Unaudited interim consolidated statement of profit or loss

For the nine and three months ended September 30, 2023 and 2022

(In thousands of Brazilian Reais, unless otherwise stated)

		Nine months ended September 30,				Three months ended September 30,
	Notes	2023		2022		2023		2022

Net revenue from transaction activities and other services	14.1		2,441,652		1,839,593		868,527		677,779
Net revenue from subscription services and equipment rental	14.1		1,365,878		1,296,349		463,419		426,358
Financial income	14.1		4,458,553		3,306,383		1,620,914		1,251,640
Other financial income	14.1		540,238		440,522		187,022		152,667
Total revenue and income			8,806,321		6,882,847		3,139,882		2,508,444

Cost of services	15		(2,180,064)		(1,971,796)		(773,485)		(671,258)
Administrative expenses	15		(880,286)		(794,198)		(278,338)		(283,929)
Selling expenses	15		(1,244,252)		(1,105,094)		(442,433)		(385,430)
Financial expenses, net	16		(3,056,365)		(2,603,226)		(1,058,882)		(940,268)
Mark-to-market on equity securities designated at FVPL	15		30,574		(738,574)		—		111,505
Other income (expenses), net	15		(240,867)		(193,452)		(82,616)		(91,310)
			(7,571,260)		(7,406,340)		(2,635,754)		(2,260,690)

Loss on investment in associates			(2,443)		(3,244)		(595)		(1,243)
Profit (loss) before income taxes			1,232,618		(526,737)		503,533		246,511

Current income tax and social contribution	7.1		(252,935)		(246,157)		(135,182)		(93,803)
Deferred income tax and social contribution	7.1		(35,446)		167,663		42,985		44,359
Net income (loss) for the period			944,237		(605,231)		411,336		197,067

Net income (loss) attributable to:
Controlling shareholders			940,762		(598,264)		408,754		202,350
Non-controlling interests			3,475		(6,967)		2,582		(5,283)
			944,237		(605,231)		411,336		197,067

Earnings (loss) per share
Basic earnings (loss) per share for the period attributable to controlling shareholders (in Brazilian Reais)	13	R$	3.00	R$	(1.92)	R$	1.30	R$	0.65
Diluted earnings (loss) per share for the period attributable to controlling shareholders (in Brazilian Reais)	13	R$	2.89	R$	(1.92)	R$	1.25	R$	0.62

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

StoneCo Ltd.

Unaudited interim consolidated statement of other comprehensive income (loss)

For the nine and three months ended September 30, 2023 and 2022

(In thousands of Brazilian Reais)

		Nine months ended September 30,		Three months ended September 30,
	Notes	2023	2022	2023	2022

Net income (loss) for the period		944,237	(605,231)	411,336	197,067
Other comprehensive income

Other comprehensive income (loss) that may be reclassified to profit or loss in subsequent periods (net of tax):

Changes in the fair value of accounts receivable from card issuers at fair value		80,589	(113,097)	(11,709)	(57,308)
Exchange differences on translation of foreign operations		(13,603)	(21,307)	(4,835)	(4,218)
Changes in the fair value of cash flow hedge	5.6.1	40,642	(235,767)	(24,815)	(60,660)

Other comprehensive income (loss) that will not be reclassified to profit or loss in subsequent periods (net of tax):
Net monetary position in hyperinflationary economies		2,494	3,633	1,574	1,646
Changes in the fair value of equity instruments designated at fair value	5.1	2,857	(6,432)	3,998	(5,087)
Other comprehensive income (loss) for the period, net of tax		112,979	(372,970)	(35,787)	(125,627)

Total comprehensive income (loss) for the period, net of tax		1,057,216	(978,201)	375,549	71,440

Total comprehensive income (loss) attributable to:
Controlling shareholders		1,053,741	(967,808)	372,967	78,616
Non-controlling interests		3,475	(10,393)	2,582	(7,176)
Total comprehensive income (loss) for the period, net of tax		1,057,216	(978,201)	375,549	71,440

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

StoneCo Ltd.

Unaudited interim consolidated statement of changes in equity

For the nine months ended September 30, 2023 and 2022

(In thousands of Brazilian Reais)

		Attributable to controlling shareholders
			Capital reserve
	Notes	Issued capital	Additional paid-in capital	Transactions among shareholders	Special reserve	Other reserves	Total	Treasury shares	Other comprehensive income	Retained earnings	Total	Non-controlling interests	Total

Balance as of December 31, 2021		76	13,825,325	299,701	61,127	354,979	14,541,132	(1,065,184)	(35,792)	96,214	13,536,446	90,774	13,627,220
Net loss for the period		—	—	—	—	—	—	—	—	(598,264)	(598,264)	(6,967)	(605,231)
Other comprehensive loss for the period		—	—	—	—	—	—	—	(369,544)	—	(369,544)	(3,426)	(372,970)
Total comprehensive income		—	—	—	—	—	—	—	(369,544)	(598,264)	(967,808)	(10,393)	(978,201)
Treasury shares - delivered on business combination and sold		—	—	(703,656)	—	—	(703,656)	873,520	—	—	169,864	—	169,864
Equity transaction related to put options over non-controlling interest		—	—	—	—	(178,110)	(178,110)	—	—	—	(178,110)	3,904	(174,206)
Share-based payments		—	—	(34,315)	—	41,025	6,710	122,579	—	—	129,289	33	129,322
Equity transaction with non-controlling interests		—	—	(6,898)	—	—	(6,898)	—	—	—	(6,898)	(2,829)	(9,727)
Non-controlling interests arising on a business combination		—	—	—	—	—	—	—	—	—	—	114	114
Dividends paid		—	—	—	—	—	—	—	—	—	—	(2,101)	(2,101)
Others		—	—	—	—	—	—	—	—	—	—	1	1
Balance as of September 30, 2022		76	13,825,325	(445,168)	61,127	217,894	13,659,178	(69,085)	(405,336)	(502,050)	12,682,783	79,503	12,762,286

Balance as of December 31, 2022		76	13,825,325	(445,062)	61,127	377,429	13,818,819	(69,085)	(432,701)	(423,203)	12,893,906	56,118	12,950,024
Net income for the period		—	—	—	—	—	—	—	—	940,762	940,762	3,475	944,237
Other comprehensive income for the period		—	—	—	—	—	—	—	112,979	—	112,979	—	112,979
Total comprehensive income		—	—	—	—	—	—	—	112,979	940,762	1,053,741	3,475	1,057,216
Share-based payments		—	—	(647)	—	185,245	184,598	647	—	—	185,245	(114)	185,131
Issuance of shares for business combination		—	—	(47,591)	—	(4,873)	(52,464)	53,270	—	—	806	—	806
Equity transaction related to put options over non-controlling interest		—	—	—	—	(20,341)	(20,341)	—	—	—	(20,341)	(321)	(20,662)
Equity transaction with non-controlling interests		—	—	—	—	—	—	—	—	—	—	49	49
Dividends paid		—	—	—	—	—	—	—	—	—	—	(3,737)	(3,737)
Others		—	—	—	—	(22)	(22)	—	—	—	(22)	—	(22)
Balance as of September 30, 2023		76	13,825,325	(493,300)	61,127	537,438	13,930,590	(15,168)	(319,722)	517,559	14,113,335	55,470	14,168,805

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

StoneCo Ltd.

Unaudited interim consolidated statement of cash flows

For the nine months ended September 30, 2023 and 2022

(In thousands of Brazilian Reais)

		Nine months ended September 30,
	Notes	2023	2022
Operating activities
Net income (loss) for the period		944,237	(605,231)
Adjustments to reconcile net income (loss) for the period to net cash flows:
Depreciation and amortization	8.2	657,138	585,568
Deferred income tax and social contribution	7.1	35,446	(167,663)
Loss on investment in associates		2,443	3,244
Interest, monetary and exchange variations, net		(207,162)	(359,917)
Provision for contingencies	11.2	26,475	8,371
Share-based payments expense	17.1.4	181,645	143,651
Allowance for expected credit losses		99,616	75,225
Loss on disposal of property, equipment and intangible assets	18.5	53,240	25,401
Effect of applying hyperinflation		2,447	2,476
Fair value adjustment in financial instruments at FVPL	18.1	96,563	1,120,842
Fair value adjustment in derivatives		13,131	168,431
Other		1,168	—
Working capital adjustments:
Accounts receivable from card issuers		2,187,123	2,007,596
Receivables from related parties		11,988	15,343
Recoverable taxes		156,487	(95,617)
Prepaid expenses		66,673	146,821
Trade accounts receivable, banking solutions and other assets		44,848	625,531
Accounts payable to clients		(3,641,277)	(4,180,975)
Taxes payable		66,505	443,440
Labor and social security liabilities		66,591	169,834
Payment of contingencies	11.2	(27,751)	(5,125)
Trade accounts payable and other liabilities		(34,771)	239,490
Interest paid		(480,201)	(324,923)
Interest income received, net of costs	18.4	1,825,042	1,452,940
Income tax paid		(83,316)	(154,111)
Net cash provided by in operating activities		2,064,328	1,340,642
Investing activities
Purchases of property and equipment	18.5	(591,804)	(352,622)
Purchases and development of intangible assets	18.5	(333,170)	(215,305)
Proceeds from (acquisition of) short-term investments, net		1,600,368	(557,032)
Acquisition of equity securities		—	(15,000)
Proceeds from disposal of long-term investments – equity securities	5.1	218,105	183,518
Proceeds from the disposal of non-current assets	18.5	515	23,074
Acquisition of subsidiary, net of cash acquired		—	(69,836)
Additional payment for interest in associates and subsidiaries		(34,025)	(34,872)
Net cash provided by (used in) investing activities		859,989	(1,038,075)
Financing activities
Proceeds from borrowings	5.5.1	3,935,943	3,249,986
Payment of borrowings		(3,981,687)	(4,741,693)
Proceeds from FIDC quota holders	5.5.1	323,646	—
Payment to FIDC quota holders		(962,504)	(937,500)
Payment of leases	5.5.1	(71,174)	(80,151)
Sale of own shares		—	53,406
Acquisition of non-controlling interests		(1,369)	(1,020)
Dividends paid to non-controlling interests		(3,737)	(2,101)
Net cash provided by (used in) financing activities		(760,882)	(2,459,073)
Effect of foreign exchange on cash and cash equivalents		17,033	4,021
Change in cash and cash equivalents		2,180,468	(2,152,485)
Cash and cash equivalents at beginning of period	4	1,512,604	4,495,645
Cash and cash equivalents at end of period	4	3,693,072	2,343,160
Change in cash and cash equivalents		2,180,468	(2,152,485)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

StoneCo Ltd.

Notes to unaudited interim condensed consolidated financial statements

September 30, 2023

(In thousands of Brazilian Reais, unless otherwise stated)

1.	Operations

StoneCo Ltd. (the “Company”), is a Cayman Islands exempted company with limited liability, incorporated on March 11, 2014. The registered office of the Company is located at 4th Floor, Harbour Place 103 South Church Street, P.O. box 10240 Grand Cayman E9 KY1-1002.

On November 29, 2022, the Company announced that the Brazilian Central Bank (“BACEN”) has approved the technical requirement of change of control submitted by the Company amid a corporate restructuring involving the conversion of Eduardo Pontes interests in Company´s Class B super-voting shares from HR Holdings, LLC (which were held indirectly through holding companies) into Class A shares directly owned by his family vehicles ("Corporate Restructuring”).

As a result of the Corporate Restructuring, there was a decrease in the concentration of votes held by the Company’s founding shareholders and HR Holdings, LLC became the owner of, approximately 31% of the Company’s voting power, whose ultimate parent is an investment fund, the VCK Investment Fund Limited SAC A, owned by the co-founder of the Company, Andre Street.

The Company’s shares are publicly traded on Nasdaq (under the ticker STNE) and depositary receipts “BDRs” representing the Company’s shares are traded on the São Paulo exchange B3 (under the ticker STOC31).

The Company and its subsidiaries (collectively, the “Group”) provide financial services and software solutions to clients across in-store, mobile and online devices helping them to better manage their businesses, become more productive and sell more - both online and offline.

The interim condensed consolidated financial statements of the Group for the nine months ended September 30, 2023 and 2022 were approved by the Audit Committee on November 9, 2023.

1.1. Seasonality of operations

The Group’s revenues are subject to seasonal fluctuations as a result of consumer spending patterns. Historically, revenues have been strongest during the last quarter of the year as a result of higher sales during the Brazilian holiday season. This is due to the increase in the number and amount of electronic payment transactions related to seasonal retail events. Adverse events that occur during these months could have a disproportionate effect on the results of operations for the entire fiscal year. As a result of seasonal fluctuations caused by these and other factors, results for an interim period may not be indicative of those expected for the full fiscal year.

2.	Basis of preparation and changes to the Group’s accounting policies and estimates

2.1.	Basis of preparation

The interim condensed consolidated financial statements for the nine months ended September 30, 2023 have been prepared in accordance with IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board (“IASB”).

The interim condensed consolidated financial statements are presented in Brazilian Reais (“R$”), and all values are rounded to the nearest thousand (R$ 000), except when otherwise indicated.

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Group’s annual consolidated financial statements as of December 31, 2022.

The accounting policies adopted in this interim reporting period are consistent with those of the previous financial year.

2.2.	Estimates

The preparation of the Group’s financial statements requires management to make judgments and estimates and to adopt assumptions that affect the amounts presented referring to revenues, expenses, assets and liabilities at the financial statement date. Actual results may differ from these estimates.

StoneCo Ltd.

Notes to unaudited interim condensed consolidated financial statements

September 30, 2023

(In thousands of Brazilian Reais, unless otherwise stated)

The judgements, estimates and assumptions are frequently revised, and any effects are recognized in the revision period and in any future affected periods. The objective of these revisions is mitigating the risk of material differences between the estimated and actual results in the future.

In preparing these interim condensed consolidated financial statements, the significant judgements and estimates made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that are set the consolidated financial statements for the year ended December 31, 2022, with no changes except for updates described in Note 11.1.

3.	Group information

3.1.	Subsidiaries

In accordance with IFRS 10 - Consolidated Financial Statements, subsidiaries are all entities in which StoneCo Ltd. holds control.

The following table shows the main consolidated entities, which correspond to the Group’s most relevant operating vehicles.

		% of Group's equity interest
Entity name	Principal activities	September 30, 2023	December 31, 2022

Stone Instituição de Pagamento S.A. (“Stone Pagamentos”)	Merchant acquiring	100.00	100.00
Pagar.me Instituição de Pagamento S.A. (“Pagar.me”)	Merchant acquiring	100.00	100.00
Stone Sociedade de Crédito Direto S.A. (“Stone SCD”)	Financial services	100.00	100.00
Linx Sistemas e Consultoria Ltda. (“Linx Sistemas”)	Technology services	100.00	100.00
Tapso Fundo de Investimento em Direitos Creditórios (“FIDC TAPSO”)	Investment fund	100.00	100.00

During the second quarter we consummated a reorganization of the businesses carried out by our former subsidiary Cappta S.A. (¨Cappta¨). As a result of the reorganization, we no longer have an interest in the activities of providing technology solutions for payments in installments and we increased to 100% our interest in the technology solutions for electronic transfers. Both activities were up to June 30, 2023, carried out by Cappta of which we owned 59.6%. As a result of the transaction, we no longer have an investment in Cappta and we have a 100% interest in Stef S.A. The transaction did not have any material impact on our financial statements.

During the nine months ended September 30, 2023 there were no other corporate reorganizations that changes the interests held by the Company in its subsidiaries.

The Group holds call options to acquire additional interests in some of its subsidiaries (Note 5.6) and issued put options to non-controlling investors (Note 5.9.1(g)).

StoneCo Ltd.

Notes to unaudited interim condensed consolidated financial statements

September 30, 2023

(In thousands of Brazilian Reais, unless otherwise stated)

3.2.	Associates

The following table shows all entities in which the Group has significant influence.

		% Group's equity interest
Entity name	Principal activities	September 30, 2023	December 31, 2022

Alpha-Logo Serviços de Informática S.A. (“Tablet Cloud”)	Technology services	25.00	25.00
Trinks Serviços de Internet S.A. (“Trinks”)	Technology services	19.90	19.90
Neostore Desenvolvimento de Programas de Computador S.A. (“Neomode”)	Technology services	40.02	40.02
Dental Office S.A. (“RH Software”)	Technology services	20.00	20.00
APP Sistemas S.A. (“APP”) (a)	Technology services	19.90	20.00
Agilize Tecnologia S.A ("Agilize") (b)	Technology services	33.33	—
Delivery Much Tecnologia S.A. (“Delivery Much”)	Food delivery marketplace	29.50	29.50
StoneCo CI Ltd ("Creditinfo Caribean")	Holding - Credit Bureau services	47.75	47.75

(a)	In April 2023, the ownership in APP was diluted by the issuance of new shares under a long-term incentive program, admitting in a new shareholder.

(b)	On August 01, 2023, the Group acquired a 33.33% equity interest in Agilize, a private company based in the State of Bahia, Brazil, for R$ 8,523 through the conversion of a credit arising from a convertible loan agreement. Agilize develops technology that provides online accounting services.

The Group holds call options to acquire additional interests in some of its associates (Note 5.6.).

4.	Cash and cash equivalents

	September 30, 2023	December 31, 2022

Short-term bank deposits - denominated in R$	3,633,216	1,388,616
Short-term bank deposits - denominated in US$	59,828	123,959
Short-term bank deposits - denominated in other currencies	28	29
	3,693,072	1,512,604
5.	Financial instruments

5.1.	Short and Long-term investments

	Short-term		Long-term
	Listed securities	Unlisted securities	Listed securities	Unlisted securities	September 30, 2023

Bonds(a)
Brazilian sovereign bonds	1,016,370	—	—	—	1,016,370
Structured notes linked to Brazilian sovereign bonds	—	971,981	—	—	971,981
Corporate bonds	52,942	—	—	—	52,942
Equity securities(b)	—	—	—	47,070	47,070
Investment funds(c)	—	1,188	—	—	1,188
	1,069,312	973,169	—	47,070	2,089,551

Current					2,042,481
Non-current					47,070

StoneCo Ltd.

Notes to unaudited interim condensed consolidated financial statements

September 30, 2023

(In thousands of Brazilian Reais, unless otherwise stated)

	Short-term		Long-term		December 31, 2022
	Listed securities	Unlisted securities	Listed securities	Unlisted securities
Bonds(a)
Brazilian sovereign bonds	926,559	—	—	—	926,559
Structured notes linked to Brazilian sovereign bonds	—	2,176,019	—	—	2,176,019
Corporate bonds	349,540	—	—	—	349,540
Equity securities(b)	—	—	182,139	32,626	214,765
Investment funds(c)	—	1,654	—	—	1,654
	1,276,099	2,177,673	182,139	32,626	3,668,537

Current					3,453,772
Non-current					214,765

(a)	As of September 30, 2023, bonds of listed securities are mainly indexed to the CDI and Selic benchmark interest rates.

(b)	Comprised of ordinary shares of listed and unlisted entities. These assets are measured at fair value, and the Group elected asset by asset the recognition of the changes in fair value of the existing listed and unlisted equity instruments through profit or loss (“FVPL”) or other comprehensive income (“FVOCI”). The fair value of unlisted equity instruments as of September 30, 2023, was determined based on the most recently completed annual valuation reports and any subsequent negotiations of the securities.

•	Assets at FVPL

Comprised of Banco Inter S.A. (“Banco Inter”)´s shares, acquired on June, 2021. During the first quarter of 2023, the Group sold its remaining stake in Banco Inter, representing 16.8 million shares. The shares were sold at a price of R$ 12.96, equivalent to R$ 218,105. The change in fair value of equity securities at FVPL for the nine months ended September 30, 2023 was a gain of R$ 30,574 (for the nine months ended September 30, 2022 was a loss of R$ 738,574), which was recognized in the statement of profit or loss.

•	Assets at FVOCI

On September 30, 2023, comprised mainly of ordinary shares in entities that are not traded in an active market.

The change in fair value of equity securities at FVOCI for the nine months ended September 30, 2023 was R$ 2,857, (R$ (6,432) for the nine months ended September 30, 2022), which was recognized in other comprehensive income.

(c)	Comprised of foreign investment fund shares.

Short and Long-term investments are denominated in Brazilian reais and U.S. dollars.

5.2.	Accounts receivable from card issuers and accounts payable to clients

5.2.1.	Composition of accounts receivable from card issuers

Accounts receivable are amounts due from card issuers and acquirers regarding the transactions of clients with card holders, performed in the ordinary course of business.

	September 30, 2023	December 31, 2022

Accounts receivable from card issuers (a)	20,544,627	20,053,392
Accounts receivable from other acquirers (b)	611,332	718,228
Allowance for expected credit losses	(50,596)	(22,763)
	21,105,363	20,748,857

Current	21,029,533	20,694,523
Non-current	75,830	54,334

(a)	Accounts receivable from card issuers, net of interchange fees, as a result of processing transactions with clients.

(b)	Accounts receivable from other acquirers related to PSP (Payment Service Provider) transactions.

StoneCo Ltd.

Notes to unaudited interim condensed consolidated financial statements

September 30, 2023

(In thousands of Brazilian Reais, unless otherwise stated)

Part of the cash needed by the Group to advance payments to acquiring customers are met by the definitive sale of receivables to third parties. When such sale of receivables is carried out to entities in which we have subordinated shares or quotas, the receivables sold remain in our balance sheet, as these entities are consolidated in our financial statements. As of September 30, 2023 a total of R$ 288,111 are consolidated through Fundo de Investimento em Direitos Creditórios - ACR FAST (“FIDC ACR FAST”), of which the Group has subordinated shares (December 31, 2022 - R$ nil). When the sale of receivables is carried out to entities we do not control and in transactions where we do not have continuous involvement, the amounts transferred are derecognized from the accounts receivable from card issuers. As of September 30, 2023, the sale of receivables that were derecognized from accounts receivables from card issuers in our balance sheet represent the main form of funding used by the Group to fund our prepayment business.

Accounts receivable held by FIDCs guarantee the obligations to FIDC quota holders.

5.2.2.	Accounts payable to clients

Accounts payable to clients represent amounts due to accredited clients related to credit and debit card transactions, net of interchange fees retained by card issuers and assessment fees paid to payment scheme networks as well as the Group’s net merchant discount rate fees which are collected by the Group as an agent.

5.3.	Trade accounts receivable

5.3.1.	Composition of trade accounts receivable

Trade accounts receivables are amounts due from clients mainly related to subscription services and equipment rental.

	September 30, 2023	December 31, 2022

Accounts receivable from subscription services	305,194	294,516
Accounts receivable from equipment rental	122,356	135,479
Loans designated at amortized cost (a)	90,751	—
Chargeback	78,027	58,302
Services rendered	40,086	36,089
Receivables from registry operation	22,345	35,150
Loans designated at FVPL	—	26,866
Allowance for expected credit losses (b)	(110,981)	(108,434)
Others	50,315	44,078
	598,093	522,046

Current	559,220	484,722
Non-current	38,873	37,324

(a)	Comprised of gross amount of R$ 113,456 and an allowance for expected credit losses of R$ (22,705).

(b)	Does not include allowance for expected credit losses related to loans designed at amortized cost.

5.4.	Financial assets from banking solutions and deposits from banking customers

As required by the BACEN regulation, the financial assets arising from banking solutions must be deposited in accounts custody by the BACEN or invested in Brazilian National Treasury Bonds, in order to guarantee the deposits from banking customers.

As of September 30, 2023, we had R$ 21,224 of payments in transit from banking customer accounts. (December 31, 2022 - R$ 243,782).

StoneCo Ltd.

Notes to unaudited interim condensed consolidated financial statements

September 30, 2023

(In thousands of Brazilian Reais, unless otherwise stated)

5.5.	Loans and financing and Obligations to FIDC quota holders

5.5.1.	Changes in loans and financing and obligations to FIDC quota holders

	December 31, 2022	Additions	Disposals	Payment	Changes in Exchange Rates	Interest	September 30, 2023

Obligations to FIDC AR III quota holders (Note 5.5.2.1)	952,780	—	—	(1,005,474)	—	52,694	—
Obligations to FIDC TAPSO quota holders (Note 5.5.2.2)	22,468	50,000	—	(23,021)	—	1,990	51,437
Obligations to FIDC ACR FAST quota holders (Note 5.5.2.3)	—	273,646	—	(5,004)	—	3,904	272,546
Leases (Note 5.5.2.4)	200,147	64,637	(20,622)	(71,174)	(946)	11,095	183,137
Bonds (Note 5.5.2.5)	2,587,303	—	—	(47,856)	(104,285)	74,892	2,510,054
Bank borrowings (Note 5.5.2.6)	1,788,427	3,838,209	—	(4,187,965)	2,239	141,660	1,582,570
Obligations to receivable certificates (Note 5.5.2.7)	—	97,734	—	—	—	905	98,639
	5,551,125	4,324,226	(20,622)	(5,340,494)	(102,992)	287,140	4,698,383

Current	2,822,655						1,969,346
Non-current	2,728,470						2,729,037

5.5.2.	Description of loans and financing and obligations to FIDC quota holders

In the ordinary course of the business, the Group funds its prepayment business through a mix of own cash, debt and receivables sales.

5.5.2.1.	Obligations to FIDC AR III quota holders

In August 2020, the first series of Fundo de Investimento em Direitos Creditórios - Bancos Emissores de Cartão de Crédito - Stone III (“FIDC AR III”) senior quotas was issued, with an amount of up to R$ 2,500,000, and maturity in August 2023. They were issued for 36 months, with a grace period of 15 months to repay the principal amount. During the grace period, the payment of interest is made every three months. After this period, the amortization of the principal and the payment of interest is every three months. The benchmark return rate is CDI + 1.5% per year.

Payments of R$ 937,500 refers to the amortization of the principal and R$ 67,974 refer to the payment of interest of the first series of FIDC AR III. The senior quotas were fully settled on August 8th, 2023.

5.5.2.2.	Obligations to FIDC TAPSO quota holders

In March 2021, the Group negotiated an amendment of the contract to postpone the payment date of the principal to March 2022 and the benchmark return rate became 100% of the CDI + 1.50% per year.

In February 2022, the Group negotiated an amendment of the contract to postpone the payment date of the principal to March 2023 and the benchmark return rate became 100% of the CDI + 1.80% per year. The mezzanine quotas were settled on March 2, 2023. After maturity of the mezzanine quotas, in July 2023 the Group negotiated new issuance of TAPSO Senior Quotas. The quotas were issued for one year and benchmark return rate is CDI + 1.62% per year.

5.5.2.3 Obligations to FIDC ACR FAST quota holders

On July 19, 2023, this FIDC ACR FAST was issued with the Company as sponsor as well as quota holder. This is the first open-end fund with third parties, in which the Group holds subordinated quotas, resulting in the consolidation of the whole structure. The main goal of this structure is to access the money market funds industry.

The benchmark return rate is floating and on September 30, it was set to CDI +0.90% per year. Additionally, as an open-end fund, redemptions are settled in 30 days after requests from quota holders.

StoneCo Ltd.

Notes to unaudited interim condensed consolidated financial statements

September 30, 2023

(In thousands of Brazilian Reais, unless otherwise stated)

5.5.2.4.	Leases

The Group has lease contracts for various items of offices, vehicles and software in its operations. The Group’s obligations under its leases are secured by the lessor’s title to the leased assets. Generally, the Group is restricted from assigning and subleasing the leased assets.

5.5.2.5.	Bonds

Bonds were issued in 2021, raising USD 500 million in 7-year notes with a final yield of 3.95%. The total issuance was R$ 2,510,350 (R$ 2,477,408 net of the offering transaction costs, which will be amortized over the course of the debt). The Group has entered into a hedge to protect its currency risk, see Note 5.6.1.

5.5.2.6.	Bank borrowings

The Group issued bilateral unsecured term loans, with multiple counterparties and maturities up to 12 months. The principal and the interest of this type of loan are mainly paid at maturity. The proceeds of these loans were used mainly to advance payments to acquiring customers.

5.5.2.7	Obligations to receivable certificates

On September 6, 2023, a Certificate of Real Estate Receivables ("CRI") was issued by Opea Securitizadora S.A., raising R$ 100,000 in a 3-year note bearing interest at CDI + 1.30%. The CRI security is backed by commercial notes issued by Stone Pagamentos as well as STNE Participações S.A.. This is the first funding structure of the Company to access retail investors along with institutional ones.

5.6.	Derivative financial instruments, net

	September 30, 2023	December 31, 2022
Cross-currency interest rate swap used as hedge accounting instrument (Note 5.6.1)	(337,113)	(190,902)
Derivatives used as economic hedge instrument (Note 5.6.2)	(4,626)	(6,395)
Call options to acquire additional interest in subsidiaries	11,271	23,983
Derivative financial instruments, net	(330,468)	(173,314)

5.6.1	Hedge accounting

During 2021, the Group entered into hedge operations to protect its inaugural dollar bonds (Note 5.5.2.5), subject to foreign exchange exposure using cross-currency interest rate swap contracts. Additionally, in May 2023, the Group entered into hedge operations to protect bank borrowings (Note 5.5.2.6.), subject to foreign exchange exposure using cross-currency interest rate swap contracts. The transactions have been designated for hedge accounting and classified as cash flow hedge of the variability of the designated cash flows of the dollar denominated bonds / bank borrowings due to changes in the exchange rate. The effective portion of the derivative's gain or loss is initially reported as a component of accumulated other comprehensive income, recorded in a specific equity account, and subsequently reclassified into earnings in the same period the hedge object affects earnings, while any ineffective portion, when applicable, is immediately recognized in profit or loss. The details of the cross-currency swaps and their financial position as of September 30, 2023, are presented as follows.

StoneCo Ltd.

Notes to unaudited interim condensed consolidated financial statements

September 30, 2023

(In thousands of Brazilian Reais, unless otherwise stated)

Notional in US$	Notional in R$	Pay rate in local currency	Trade date	Due date	Fair value as of September 30, 2023 – Asset (Liability)	Gain (loss) recognized in income in nine months ended September 30, 2023(a)	Gain recognized in OCI in nine months ended September 30, 2023(b)	Fair value as of December 31, 2022 – Asset (Liability)

50,000	248,500	CDI + 2.94%	June 23, 2021	June 16, 2028	(29,495)	(71,458)	3,812	(15,274)
50,000	247,000	CDI + 2.90%	June 24, 2021	June 16, 2028	(28,903)	(57,097)	3,881	(14,836)
50,000	248,500	CDI + 2.90%	June 24, 2021	June 16, 2028	(30,043)	(59,447)	4,327	(15,961)
75,000	375,263	CDI + 2.99%	June 30, 2021	June 16, 2028	(47,331)	(27,200)	6,048	(26,179)
50,000	250,700	CDI + 2.99%	June 30, 2021	June 16, 2028	(31,953)	(27,515)	6,433	(17,846)
50,000	250,110	CDI + 2.98%	June 30, 2021	June 16, 2028	(31,499)	(35,422)	14,230	(17,403)
25,000	127,353	CDI + 2.99%	July 15, 2021	June 16, 2028	(17,458)	(13,524)	(8,372)	(10,374)
25,000	127,353	CDI + 2.99%	July 15, 2021	June 16, 2028	(17,525)	(9,158)	2,088	(10,455)
50,000	259,890	CDI + 2.96%	July 16, 2021	June 16, 2028	(38,973)	(6,072)	13,118	(24,793)
25,000	131,025	CDI + 3.00%	August 6, 2021	June 16, 2028	(19,227)	(12,540)	(9,046)	(12,101)
25,000	130,033	CDI + 2.85%	August 10, 2021	June 16, 2028	(20,077)	(9,309)	2,149	(12,917)
25,000	130,878	CDI + 2.81%	August 11, 2021	June 16, 2028	(19,882)	(8,383)	1,921	(12,763)
50,000	248,500	CDI + 1.80%	May 22, 2023	November 22, 2023	(4,747)	(4,800)	53	—
				Net amount	(337,113)	(341,925)	40,642	(190,902)

(a)	Recognized in the statement of profit or loss, in “Financial expenses, net”. The amount recognized during the nine months ended September 30, 2022 was a loss of R$ 288,811.

(b)	Recognized in equity, in “Other comprehensive income”. The balance in the cash flow hedge reserve as of September 30, 2023 is a loss of R$ 220,724 (September 30, 2022 - loss of R$ 289,911).

Additionally, in 2023 the Group paid R$ 155,072, on coupon payments of the cross-currency swaps described above.

5.6.2	Economic hedge

5.6.2.1	Currency hedge

The Group is party to non-deliverable forward (“NDF”) contracts with different counterparties approved by the Board of Directors following the Counterparty Policy to hedge its foreign currency risk in U.S. Dollar and Euro. As of September 30, 2023, the Group hedged the notional of US$ 8,900 using NDF contracts with rates between 4.8776 and 5.0710 of Brazilian Reais per each 1.00 U.S. Dollar, and the notional of € 570 using NDF contracts with rates between 5.3040 and 5.3606 of Brazilian Reais per each 1.00 Euro. The maturity of the operations is up to November 2023. In the nine months ended September 30, 2023, the amount related to these derivatives recognized in the statement of profit or loss was a gain of R$ 16,994 (gain of R$ 11,586) in the nine months ended September 30, 2022).

5.6.2.2	Interest rates hedge

The Group mitigates the interest rate risk generated by the gap between its prepayments of receivables (fixed rate) and its funding activities (either fixed or floating) with mixed maturities. This hedge is executed over-the-counter ("OTC") with multiple financial institutions following its Counterparty Policy. The contracted annual rate is between 10.4% and 14.3%. The notional of the operations is R$ 5,727,200 and its maturities are up to February 2025. In the nine months ended September 30, 2023, the amount related to these derivatives recognized in the statement of profit or loss was an expense of R$ 4,448 (expense of R$ 8,064 in the nine months ended September 30, 2022).

StoneCo Ltd.

Notes to unaudited interim condensed consolidated financial statements

September 30, 2023

(In thousands of Brazilian Reais, unless otherwise stated)

5.7.	Financial risk management

The Group’s activities expose it to market, liquidity, credit, and counterparty risks. The two main market risks for the Group are interest rates and exchange rates. Interest rate risk arises from the fact the Group’s originates assets at fixed rates (credit card prepayment and loans) and funds itself both at fixed and floating rates with unmatched maturities of such assets. The second one is generated by the exchange rates among Brazilian Reais and the currencies of countries where the Group has subsidiaries in addition to its indebtedness and expenses denominated in other currencies rather than the Brazilian real. The Group’s main liquidity risk is its inability to raise financing to continue its prepayment business, which although is not a legal obligation, is a relevant part of its revenues. The counterparty risk is mainly generated by the counterparties that the Group engage with into financial contracts for hedging, investments and committed funding, in addition to its inherent credit risk exposure to credit card issuers.

The Board of Directors has approved policies, including a counterparties policy, and limits for its financial risk management. The Group uses financial derivatives only to mitigate market risk exposures. It is the Group’s policy not to engage in derivatives for speculative purposes. Different levels of managerial approval are required for entering into financial instruments depending on its nature and the type of risk associated.

Financial risk management is carried out by the global treasury department (“Global Treasury”) at the Group level. Global Treasury identifies, evaluates, and hedges financial risks in close co-operation with the Group’s operating units.

5.8.	Financial instruments by category

5.8.1	Financial assets by category

	Amortized cost	FVPL	FVOCI	Total

At September 30, 2023
Short and Long-term investments	—	2,042,481	47,070	2,089,551
Financial assets from banking solutions	—	4,576,651	—	4,576,651
Accounts receivable from card issuers	—	—	21,105,363	21,105,363
Trade accounts receivable	598,093	—	—	598,093
Derivative financial instruments(a)	—	11,657	—	11,657
Receivables from related parties	4,820	—	—	4,820
Other assets	359,749	—	—	359,749
	962,662	6,630,789	21,152,433	28,745,884

At December 31, 2022
Short and Long-term investments	—	3,636,687	31,850	3,668,537
Financial assets from banking solutions	—	3,960,871	—	3,960,871
Accounts receivable from card issuers	6,992	—	20,741,865	20,748,857
Trade accounts receivable	495,180	26,866	—	522,046
Derivative financial instruments(a)	—	36,400	—	36,400
Receivables from related parties	10,053	—	—	10,053
Other assets	341,200	—	—	341,200
	853,425	7,660,824	20,773,715	29,287,964

(a)	Derivative financial instruments as of September 30, 2023 of R$(337,113) (December 31, 2022 – R$ (190,902)) were designated as cash flow hedging instruments, and therefore the effective portion of the hedge is accounted for in OCI.

StoneCo Ltd.

Notes to unaudited interim condensed consolidated financial statements

September 30, 2023

(In thousands of Brazilian Reais, unless otherwise stated)

5.8.2	Financial liabilities by category

	Amortized cost	FVPL	Total

At September 30, 2023
Deposits from banking customers	4,450,813	—	4,450,813
Accounts payable to clients	17,252,272	—	17,252,272
Trade accounts payable	450,166	—	450,166
Loans and financing	4,374,400	—	4,374,400
Obligations to FIDC quota holders	323,983	—	323,983
Derivative financial instruments	—	342,125	342,125
Other liabilities	104,708	622,945	727,653
	26,956,342	965,070	27,921,412

At December 31, 2022
Deposits from banking customers	4,023,679	—	4,023,679
Accounts payable to clients	16,614,513	—	16,614,513
Trade accounts payable	596,044	—	596,044
Loans and financing	4,575,877	—	4,575,877
Obligations to FIDC quota holders	975,248	—	975,248
Derivative financial instruments	—	209,714	209,714
Other liabilities	144,893	611,279	756,172
	26,930,254	820,993	27,751,247

StoneCo Ltd.

Notes to unaudited interim condensed consolidated financial statements

September 30, 2023

(In thousands of Brazilian Reais, unless otherwise stated)

5.9.	Fair value measurement

5.9.1.	Assets and liabilities by fair value hierarchy

The following table shows an analysis of financial instruments measured at fair value by level of the fair value hierarchy:

	September 30, 2023		December 31, 2022
	Fair value	Hierarchy level	Fair value	Hierarchy level

Assets measured at fair value
Short and Long-term investments(a)	2,089,551	I /II	3,668,537	I /II
Financial assets from banking solutions(b)	4,576,651	I	3,960,871	I
Accounts receivable from card issuers(c)	21,105,363	II	20,741,865	II
Trade accounts receivable (d)	—	III	26,866	III
Derivative financial instruments(e)	11,657	II	36,400	II
	27,783,222		28,434,539
Liabilities measured at fair value
Derivative financial instruments(e)	342,125	II	209,714	II
Other liabilities(f)(g)	622,945	III	611,279	III
	965,070		820,993

(a)	Listed securities are classified as level I and unlisted securities classified as level II, for those the fair value is determined using valuation techniques, which employ the use of observable market inputs.

(b)	Sovereign bonds are priced using quotations from Anbima public pricing method.

(c)	For accounts receivable from card issuers measured at FVOCI, fair value is estimated by discounting future cash flows using market rates for similar items. For those measured at amortized cost, carrying values are assumed to approximate their fair values, taking into consideration the realization of these balances and short settlement terms.

(d)	In the nine months ended September 30, 2023, the portfolio of loans designated at FVPL registered a gain of R$ 21,534 (gain of R$ 5,182 for the nine months ended September 30, 2022), and total net cashflow effect was an inflow of R$ 48,400 (R$ 454,998 for the nine months ended September 30, 2022). The fair value of loans are valued using valuation techniques, which employ the use of unobservable inputs, and therefore is classified as level III in the hierarchy level.

(e)	The Group enters into derivative financial instruments with financial institutions with investment grade credit ratings. Derivative financial instruments are valued using valuation techniques, which employ the use of observable market inputs.

(f)	There are contingent considerations included in other liabilities arising on business combinations that are measured at FVPL. Fair values are estimated in accordance with pre-determined formulas explicit in the contracts with selling shareholders. The significant unobservable inputs used in the fair value measurement of contingent consideration categorized as Level III of the fair value hierarchy are based on projections of revenue, net debt, number of clients, net margin and the discount rates used to evaluate the liability.

(g)	The Group issued put options over Reclame Aqui’s non-controlling interests, together with the business combination occurred in 2022. The Group does not have a present ownership interest in the shares held by non-controlling shareholders, so the Group has elected an accounting policy for such put options to derecognize the non-controlling interests at each reporting date as if it was acquired at that date and recognize a financial liability at the present value of the amount payable on exercise of the non-controlling interests put option. The difference between the amount recognized as financial liability and the non-controlling interests derecognized at each period is recognized as an equity transaction. The amount of R$284,953 was recorded in the consolidated statement of financial position as of September 30, 2023 as a financial liability under other liabilities (September 30, 2022 - R$ 257,671).

In the nine-month periods ended September 30, 2023 and 2022, there were no transfers between level I and level II and between level II and level III fair value measurements.

StoneCo Ltd.

Notes to unaudited interim condensed consolidated financial statements

September 30, 2023

(In thousands of Brazilian Reais, unless otherwise stated)

5.9.2.       Fair value of financial instruments not measured at fair value

The table below presents a comparison by class between book value and fair value of the financial instruments of the Group, other than those with carrying amounts that are reasonable approximations of fair values:

	September 30, 2023		December 31, 2022
	Book value	Fair value	Book value	Fair value

Financial liabilities
Accounts payable to clients(a)	17,252,272	16,675,111	16,614,513	16,025,373
Loans and financing(b)	4,374,400	3,837,407	4,575,877	4,564,864
Obligations to FIDC quota holders(b)	323,983	323,983	975,248	973,614
	21,950,655	20,836,501	22,165,638	21,563,851

(a)	The fair value of accounts payable to clients is estimated by discounting future contractual cash flows at the average of interest rates applicable in prepayment business.

(b)	The fair values of loans and financing, and obligations to FIDC quota holders are estimated by discounting future contractual cash flows at the interest rates available in the market that are available to the Group for similar financial instruments.

6.	Recoverable taxes

	September 30, 2023	December 31, 2022

Withholding income tax on financial income(a)	73,693	87,701
Other withholding income tax	25,873	36,212
Income tax and social contribution	5,073	9,872
Contributions over revenue(b)	637	3,410
Other taxes	13,078	13,761
	118,354	150,956
(a)	Refers to income taxes withheld on financial income which will be offset against future income tax payable.

(b)	Refers to credits taken on contributions on gross revenue for social integration program (PIS) and social security (COFINS) to be offset in future periods against taxes payable.

7.	Income taxes

StoneCo Ltd. is domiciled in the Cayman Islands and there is no income tax in that jurisdiction. Some of the income earned by StoneCo Ltd. related to transactions abroad are subject to a 15% rate of withholding tax.

7.1.	Reconciliation of income tax expense

Considering the fact that StoneCo Ltd. is an entity located in the Cayman Islands which has no income tax, for the purpose of the following reconciliation of income tax expense to profit (loss) for the periods ended September 30, 2023 and 2022, as Brazil is the jurisdiction in which most of the Group’s transactions takes place the combined Brazilian statutory income tax rates at 34% was applied.

In Brazil such combined rate is applied, in general, to all entities and comprises the Corporate Income Tax (“IRPJ”) and the Social Contribution on Net Income (“CSLL”) on the taxable income of each Brazilian legal entity (not on a consolidated basis).

StoneCo Ltd.

Notes to unaudited interim condensed consolidated financial statements

September 30, 2023

(In thousands of Brazilian Reais, unless otherwise stated)

	Nine months ended September 30,		Three months ended September 30,
	2023	2022	2023	2022

Profit (loss) before income taxes	1,232,618	(526,737)	503,533	246,511
Brazilian statutory rate	34%	34%	34%	34%
Tax benefit/(expense) at the statutory rate	(419,090)	179,091	(171,201)	(83,814)

Additions (exclusions):
Profit (loss) from entities subject to different tax rates	111,941	23,077	65,438	(2,197)
Profit (loss) from entities subject to different tax rates - Mark to market on equity securities designated at FVPL	10,395	(251,115)	—	37,912
Other permanent differences	(15,345)	(3,151)	(14,235)	7,419
Equity pickup on associates	1,182	(1,103)	879	(423)
Unrecognized deferred taxes	(12,255)	(29,358)	(2,351)	(6,819)
Use of previously unrecognized tax losses	904	755	(1,051)	567
Previously unrecognized on deferred income tax (temporary and tax losses)	23,529	—	23,529	—
Research and development tax benefits	5,482	2,343	3,240	(2,321)
Other tax incentives	4,876	967	3,555	232
Total income tax and social contribution benefit/(expense)	(288,381)	(78,494)	(92,197)	(49,444)
Effective tax rate	23.4%	n/a	18.3%	n/a

Current income tax and social contribution	(252,935)	(246,157)	(135,182)	(93,803)
Deferred income tax and social contribution	(35,446)	167,663	42,985	44,359
Total income tax and social contribution benefit/(expense)	(288,381)	(78,494)	(92,197)	(49,444)

7.2.	Deferred income taxes by nature

	December 31, 2022	Recognized against other comprehensive income	Recognized against profit or loss	Recognized against goodwill(a)	September 30, 2023

Assets at FVOCI	215,730	(40,858)	—	—	174,872
Losses available for offsetting against future taxable income	385,634	—	(26,537)	—	359,097
Other temporary differences	273,625	—	2,957	—	276,582
Tax deductible goodwill	69,017	—	(23,138)	—	45,879
Share-based compensation	58,815	—	45,981	—	104,796
Contingencies arising from business combinations	51,313	—	1,017	—	52,330
Assets at FVPL	(993)	—	993	—	—
Technological innovation benefit	(31,557)	—	19,185	—	(12,372)
Temporary differences under FIDC	(147,924)	—	(74,404)	—	(222,328)
Intangible assets and property and equipment arising from business combinations	(693,936)	—	18,500	(1,377)	(676,813)
Deferred tax, net	179,724	(40,858)	(35,446)	(1,377)	102,043

(a)	More details in Note 19.1.1.

7.3.	Unrecognized deferred taxes

The Group has accumulated tax loss carryforwards and other temporary differences in some subsidiaries in the amount of R$ 130,194 (December 31, 2022 – R$ 144,529) for which a deferred tax asset was not recognized and are available indefinitely for offsetting against future taxable profits of the companies in which the losses arose. Deferred tax assets have not been recognized with respect of these losses as they cannot be used to offset taxable profits between subsidiaries of the Group, and there is no other evidence of recoverability in the near future.

StoneCo Ltd.

Notes to unaudited interim condensed consolidated financial statements

September 30, 2023

(In thousands of Brazilian Reais, unless otherwise stated)

8.	Property and equipment

8.1.	Changes in Property and equipment

	December 31, 2022	Additions	Disposals (a)	Transfers	Effects of hyperinflation	Effects of changes in foreign exchange rates	September 30, 2023
Cost
Pin Pads & POS	1,948,382	436,960	(148,259)	—	—	—	2,237,083
IT equipment	262,405	27,605	(12,355)	8,754	83	79	286,571
Facilities	91,820	2,348	(20,987)	4,669	(66)	(351)	77,433
Machinery and equipment	23,521	4,194	(729)	—	(93)	(646)	26,247
Furniture and fixtures	24,150	1,116	(3,597)	960	(24)	10	22,615
Vehicles and airplane	27,296	48	(14)	—	(32)	(40)	27,258
Construction in progress	50,320	—	(4,854)	(14,383)	—	—	31,083
Right-of-use assets - equipment	4,823	64	(7)	—	—	—	4,880
Right-of-use assets - vehicles	43,794	3,503	(10,087)	—	—	—	37,210
Right-of-use assets - offices	205,450	28,398	(38,526)	—	—	(1,309)	194,013
	2,681,961	504,236	(239,415)	—	(132)	(2,257)	2,944,393
Depreciation
Pin Pads & POS	(740,468)	(335,325)	123,022	—	—	—	(952,771)
IT equipment	(145,406)	(41,128)	10,956	—	—	—	(175,578)
Facilities	(37,739)	(10,449)	20,575	—	—	158	(27,455)
Machinery and equipment	(18,571)	(3,169)	687	—	—	236	(20,817)
Furniture and fixtures	(7,054)	(1,869)	2,600	—	—	5	(6,318)
Vehicles and airplane	(2,437)	(2,341)	51	—	—	18	(4,709)
Right-of-use assets - equipment	(1,031)	(97)	10	—	—	—	(1,118)
Right-of-use assets - Vehicles	(21,663)	(12,121)	9,082	—	—	—	(24,702)
Right-of-use assets - Offices	(66,414)	(28,100)	19,363	—	—	83	(75,068)
	(1,040,783)	(434,599)	186,346	—	—	500	(1,288,536)

Property and equipment, net	1,641,178	69,637	(53,069)	—	(132)	(1,757)	1,655,857

(a)	Includes Pin Pad & POS derecognized for not being used by customers after a period of time and Cappta spun-off on June 30, 2023.

8.2.	Depreciation and amortization charges

Depreciation and amortization expense has been charged in the following line items of the consolidated statement of profit or loss:

	Nine months ended September 30,		Three months ended September 30,
	2023	2022	2023	2022

Cost of services	443,813	378,693	153,474	137,838
Administrative expenses	179,052	174,131	60,404	55,410
Selling expenses	34,273	32,443	9,078	10,577
Other income (expenses), net	—	301	—	—
Depreciation and Amortization charges (Note 15)	657,138	585,568	222,956	203,825
Depreciation charge	434,599	378,126	150,978	131,712
Amortization charge	222,539	207,442	71,978	72,113
Depreciation and Amortization charges	657,138	585,568	222,956	203,825

StoneCo Ltd.

Notes to unaudited interim condensed consolidated financial statements

September 30, 2023

(In thousands of Brazilian Reais, unless otherwise stated)

9.	Intangible assets

9.1.	Changes in Intangible assets

	December 31, 2022	Additions	Disposals	Transfers	Effects of hyperinflation	Effects of changes in foreign exchange rates	Business combination(a)	September 30, 2023

Cost
Goodwill - acquisition of subsidiaries	5,647,421	—	—	—	—	(6,114)	(2,160)	5,639,147
Customer relationship	1,793,405	6,285	(3,883)	—	—	—	1,940	1,797,747
Trademarks and patents	551,000	14	(15)	—	—	—	—	550,999
Software	1,162,311	156,447	(23,175)	10,545	179	(6,764)	2,104	1,301,647
Non-compete agreement	26,024	1	—	—	—	—	—	26,025
Operating license	5,674	—	—	—	—	—	—	5,674
Software in progress	66,820	166,659	(15,014)	(10,545)	—	—	—	207,920
Right-of-use assets - Software	88,254	32,672	(71,859)	—	—	—	—	49,067
	9,340,909	362,078	(113,946)	—	179	(12,878)	1,884	9,578,226
Amortization
Customer relationship	(278,032)	(52,693)	3,338	—	—	—	—	(327,387)
Trademarks and patents	(10,816)	(7,065)	13	—	—	—	—	(17,868)
Software	(337,935)	(139,215)	8,289	—	—	1,771	—	(467,090)
Non-compete agreement	(7,751)	(3,865)	—	—	—	—	—	(11,616)
Operating license	(6,108)	(16)	451	—	—	—	—	(5,673)
Right-of-use assets - Software	(67,935)	(19,685)	71,844	—	—	—	—	(15,776)
	(708,577)	(222,539)	83,935	—	—	1,771	—	(845,410)

Intangible assets net	8,632,332	139,539	(30,011)	—	179	(11,107)	1,884	8,732,816

(a)	More details in Note 19.1.1

10.	Transactions with related parties

Related parties comprise the Group’s parent companies, key management personnel and any businesses which are controlled, directly or indirectly by the founders, officers and directors or over which they exercise significant management influence. Related party transactions are entered in the normal course of business at prices and terms approved by the Group’s management.

The following transactions were carried out with associates related parties:

	Nine months ended September 30,		Three months ended September 30,
	2023	2022	2023	2022
Sales of services
Associates (legal and administrative services)(a)	119	50	42	36
Entity controlled by a key management personnel(b)	4	1	1	1
	123	51	43	37

Purchases of goods and services
Associates (transaction services)(c)	(2,320)	(1,450)	(794)	(507)
	(2,320)	(1,450)	(794)	(507)

(a)	Corresponds to services provided to Trinks

(b)	Corresponds to consulting and management services with Genova Consultoria e Participação Ltda.

(c)	Corresponds mainly to expenses paid to Trinks, RH Software, APP and Tablet Cloud, for consulting services and sales commissions, and software license to new customers acquisition.

StoneCo Ltd.

Notes to unaudited interim condensed consolidated financial statements

September 30, 2023

(In thousands of Brazilian Reais, unless otherwise stated)

Services provided to related parties include legal and administrative services provided under normal trade terms and reimbursement of other expenses incurred in their respect.

10.1.	Balances

The following balances are outstanding at the end of the reporting period in relation to transactions with related parties:

	September 30, 2023	December 31, 2022

Loans to management personnel	—	6,121
Loans to associate	4,820	3,932
Receivables from related parties	4,820	10,053

As of September 30, 2023, there is no allowance for expected credit losses on related parties’ receivables. No guarantees were provided or received in relation to any accounts receivable or payable involving related parties.

11.	Provision for contingencies

The Group companies are party to labor, civil and tax litigation in progress, which are being addressed at the administrative and judicial levels. For certain contingencies, the Group has made judicial deposits, which are legal reserves the Group is required to make by the Brazilian courts as security for any damages or settlements the Group may be required to pay as a result of litigation.

11.1 Significant judgments, estimates and assumptions

The Group reassessed, in March 2023, its estimates to measure contingencies that (a) are the most individually insignificant amounts and of a recurring nature and (b) have a probability of loss classified as possible. The previous approach, which relied on the total amount claimed in both civil and labor disputes, has been revised by a methodology that considers precedents set by similar transactions. Under the new estimation methodology, the Group has begun to disclose contingent losses classified as possible based on the historical losses observed in relation to the performance of the portfolio. This change in accounting estimate was made possible by the maturation of the litigation portfolio. Until December 2022, the estimates were performed at the level of each of the civil and the labor claim. The ultimate goal is to enhance the precision of the estimates.

No changes have been made to estimates of probable contingencies as they represent the best available information.

11.2.	Probable losses, provided for in the statement of financial position

The provisions for probable losses arising from these matters are estimated and periodically adjusted by management, supported by the opinion of its external legal advisors and based on the actual status of the lawsuit. The amount, nature and the movement of the liabilities are summarized as follows:

	Civil	Labor	Tax (a)	Total
Balance as of December 31, 2022	25,324	24,460	160,592	210,376
Additions	33,473	17,425	8,400	59,298
Reversals	(8,456)	(19,655)	(4,712)	(32,823)
Interests	3,334	2,772	15,056	21,162
Payments	(11,994)	(1,060)	(14,697)	(27,751)
Balance as of September 30, 2023	41,681	23,942	164,639	230,262
(a)	The Group entered into an installment payment incentive program issued by the Brazilian federal tax authorities.

StoneCo Ltd.

Notes to unaudited interim condensed consolidated financial statements

September 30, 2023

(In thousands of Brazilian Reais, unless otherwise stated)

11.3.	Possible losses, not provided for in the statement of financial position

The Group has the following civil, labor and tax litigation involving risks of loss assessed by management as possible, based on the evaluation of the legal advisors, for which no provision for estimated possible losses was recognized:

	September 30, 2023	December 31, 2022

Civil	85,423	178,809
Labor	44,913	238,523
Tax	149,485	140,658
Total	279,821	557,990

The nature of the Group’s main civil and labor litigation is summarized as follows:

The Group is a party to several legal claims arising from its ordinary operations. In addition to the update of the contingency policy carried out in March 2023 and the reassessment of its estimates to measure contingencies (Note 11.1), the Group has also enhanced the root cause classification tree of civil lawsuits.

With the implementation of this new methodology, the Group is a party to several legal actions whose subjects are connected to its ordinary operations. In this regard, civil lawsuits have been categorized according to the Company’s primary business fronts, namely: (i) acquiring, amounting to R$ 37,608 as of September 30, 2023 (R$ 89,466 as of December 31, 2022); (ii) banking, amounting to R$ 16,429 as of September 30, 2023 (R$ 73,198 as of December 31, 2022); (iii) credit, amounting to R$ 2,143 as of September 30, 2023 (R$ 6,808 as of December 31, 2022); (iv) insurance, amounting to R$ 834 as of September 30, 2023 (R$ 2,055 as of December 31, 2022); and (v) software, amounting to R$ 28,168 as of September 30, 2023 (R$ 5,605 as of December 31, 2022).

Notably, in terms of the acquiring aspect, there is a noteworthy lawsuit filed by a business partner who was responsible for a portion of the acquisition and referral of commercial establishments. The amount considered as a possible loss is R$ 10,671 as of September 30, 2023 (R$ 10,309 as of December 31, 2022). Furthermore, concerning the software product, there is significant indemnity lawsuit filed by a indirect supplier, pertaining to the utilization of a specific software provided by the partner itself, amounting to R$ 25,512 as of September 30, 2023.

In the Labor Courts, the Group faces frequent lawsuits, primarily in two categories: (i) labor claims by former employees and (ii) labor claims by former employees of outsourced companies contracted by the Group. These claims typically revolve around matters such as the claimant’s placement in a different trade union and payment of overtime. The initial value of these lawsuits is claimed by the former employees at the beginning of the proceeding. The initials amounts of possible contingencies corresponds to a fraction of the total amount requested by the claimants – this fraction is calculated according to the Company’s track record of loss, considering the similarity of the matters. As the lawsuits progress, the reported risk amount may change, particularly based on Court decisions during Court proceeding.

The nature of the tax litigation is summarized as follows:

Action for annulment of tax debts regarding the tax assessment issued by the state tax authorities on the understanding that the Group would have carried out lease of equipment and data center spaces from January 2014 to December 2015, on the grounds that the operations would have the nature of services of telecommunications and therefore would be subject to state tax at the rate of 25% and a fine equivalent to 50% of the updated tax amount for failure to issue ancillary tax obligations. As of September 30, 2023, the updated amount recorded as a probable loss is R$ 27,167 (December 31, 2022 - R$ 24,715), and the amount of R$ 29,378 (December 31, 2022 - R$ 28,130) is considered as a possible loss (contingency arising from the acquisition of Linx).

During the second quarter of 2022, we received a tax assessment issued by the municipal tax Authority relating to the allegedly insufficient payment of tax on services. As September 30, 2023, the updated amount of claim is R$ 103,094 (December 31, 2022 - R$ 93,605). The case, classified as possible loss, is being challenged at the administrative level of the court.

StoneCo Ltd.

Notes to unaudited interim condensed consolidated financial statements

September 30, 2023

(In thousands of Brazilian Reais, unless otherwise stated)

11.4.	Judicial deposits

For certain contingencies, the Group has made judicial deposits, which are legal reserves the Group is required to make by the Brazilian courts as security for any damages or settlements the Group may be required to pay as a result of litigation.

The amount of the judicial deposits as of September 30, 2023 is R$23,122 (December 31, 2022 - R$ 17,682), which are included in Other assets in the non-current assets.

12.	Equity

12.1	Authorized capital

The Company has an authorized share capital of USD 50 thousand, corresponding to 630,000,000 authorized shares with a par value of USD 0.000079365 each. Therefore, the Company is authorized to increase capital up to this limit, subject to approval of the Board of Directors. The liability of each member is limited to the amount from time to time unpaid on such member’s shares.

12.2.	Subscribed and paid-in capital and capital reserve

The Articles of Association provide that at any time when there are Class A common shares being issued, Class B common shares may only be issued pursuant to: (a) a share split, subdivision or similar transaction or as contemplated in the Articles of Association; or (b) a business combination involving the issuance of Class B common shares as full or partial consideration. A business combination, as defined in the Articles of Association, would include, amongst other things, a statutory amalgamation, merger, consolidation, arrangement or other reorganization.

The additional paid-in capital refers to the difference between the purchase price that the shareholders pay for the shares and their par value. Under Cayman Islands Law, the amount in this type of account may be applied by the Company to pay distributions or dividends to members, pay up unissued shares to be issued as fully paid, for redemptions and repurchases of own shares, for writing off preliminary expenses, recognized expenses, commissions or for other reasons. All distributions are subject to the Cayman Islands Solvency Test which addresses the Company’s ability to pay debts as they fall due in the natural course of business.

Below are the movements of shares during the nine months ended September 2023:

	Number of shares
	Class A	Class B	Total
At December 31, 2022	294,124,829	18,748,770	312,873,599
Vested awards(a)	1,373,921	—	1,373,921
At September 30, 2023	295,498,750	18,748,770	314,247,520

(a)	The Company delivered 1,373,921 shares, due to vesting of RSUs.

12.3.	Treasury shares

Own equity instruments that are reacquired (treasury shares) are recognized at cost and deducted from equity. No gain or loss is recognized in profit or loss on the purchase, sale, issue or cancellation of the Group’s own equity instruments. Any difference between the carrying amount and the consideration, if reissued, is recognized in equity.

On May 13, 2019, the Company announced the adoption of its share repurchase program in an aggregate amount of up to US$ 200 million (the “Repurchase Program”). The Repurchase Program went into effect in the second quarter of 2019 and does not have a fixed expiration date. The Repurchase Program may be executed in compliance with Rule 10b-18 under the Exchange Act.

On September 21, 2023, the Company's Board of Directors approved a new program under which the Company may repurchase up to R$ 300 million in outstanding Class A common shares ("New Repurchase Program"). The New Repurchase Program went into effect after the date of the resolution and replaced the previous Repurchase Program implemented in May 2019.

StoneCo Ltd.

Notes to unaudited interim condensed consolidated financial statements

September 30, 2023

(In thousands of Brazilian Reais, unless otherwise stated)

As of September 2023 the Company holds 51,208 Class A common shares in treasury (December 31, 2022 - 233,772). The main transactions involving treasury shares during the nine months ended September 30, 2023 were: (i) sale of 16,641 Class A common shares to Pagar.me, which were used for payment of contingent consideration related to acquisition of Trampol.in Pagamentos S.A., which originally occurred in August, 2021; (ii) delivery of 824 shares in the context of the transaction completed with Vitta Group in May 2020; (iii) delivery of 132,607 shares to Linx founders shareholders, in accordance with the non-compete agreement signed; (iv) delivery of 32,492 shares due to vesting of RSUs awards. (Note 17.1.1).

13.	Earnings (loss) per share (“EPS”)

Basic earnings (loss) per share is calculated by dividing net income (loss) for the period attributed to the controlling shareholders by the weighted average number of ordinary shares outstanding during the period.

The numerator of the EPS calculation is adjusted to allocate undistributed earnings as if all earnings for the period had been distributed. In determining the numerator of basic EPS, earnings attributable to the Group is allocated as follows:

	Nine months ended September 30,		Three months ended September 30,
	2023	2022	2023	2022

Net income (loss) attributable to controlling shareholders	940,762	(598,264)	408,754	202,350
Numerator of basic and diluted EPS	940,762	(598,264)	408,754	202,350

The following table contains the EPS of the Group for the nine months ended September 30, 2023 and 2022 (in thousands except share and per share amounts):

	Nine months ended September 30,		Three months ended September 30,
	2023	2022	2023	2022

Numerator of basic EPS	940,762	(598,264)	408,754	202,350

Weighted average number of outstanding shares	313,213,183	311,629,824	313,806,713	312,396,238
Denominator of basic EPS	313,213,183	311,629,824	313,806,713	312,396,238

Basic earnings (loss) per share - R$	3.00	(1.92)	1.30	0.65

Numerator of diluted EPS	940,762	(598,264)	408,754	202,350

Share-based payments(a)	12,857,238	—	13,082,197	11,524,392
Weighted average number of outstanding shares	313,213,183	311,629,824	313,806,713	312,396,238
Denominator of diluted EPS	326,070,421	311,629,824	326,888,910	323,920,630

Diluted earnings (loss) per share - R$	2.89	(1.92)	1.25	0.62

(a)	Diluted earnings per share are calculated by adjusting the weighted average number of shares outstanding, considering potentially convertible instruments. However, due to the loss for the period ended September 30, 2022, these instruments issued have a non-diluting effect, therefore, they were not considered in the total number of outstanding shares to determine the diluted loss per share.

14.	Revenue and income

14.1.	Timing of revenue recognition

Net revenue from transaction activities and other services is recognized at a point in time. All other revenue and income are recognized over time.

Net revenue from transaction activities and other services includes R$ 241,672 of membership fees (R$ 169,771 in nine months ended September 30, 2022) and R$ 86,453 of registry business fee (R$ 114,930 in nine months ended September 30, 2022).

StoneCo Ltd.

Notes to unaudited interim condensed consolidated financial statements

September 30, 2023

(In thousands of Brazilian Reais, unless otherwise stated)

15.	Expenses by nature

	Nine months ended September 30,		Three months ended September 30,
	2023	2022	2023	2022

Personnel expenses	2,007,056	1,798,539	655,769	682,436
Mark-to-market on equity securities designated at FVPL (Note 5.1(b))	(30,574)	738,574	—	(111,505)
Transaction and client services costs (a)	933,847	800,269	355,417	242,771
Depreciation and amortization (Note 8.2)	657,138	585,568	222,956	203,825
Marketing expenses and sales commissions (b)	565,073	472,449	203,128	155,803
Third parties services	193,116	245,420	83,930	87,253
Other	189,239	162,295	55,672	59,839
Total expenses	4,514,895	4,803,114	1,576,872	1,320,422

(a)	Transaction and client services costs include card transaction capturing services, card transaction and settlement processing services, logistics costs, payment scheme fees, cloud services and other costs.

(b)	Marketing expenses and sales commissions relate to marketing and advertising expenses, and commissions paid to sales related partnerships.

16. Financial expenses, net

	Nine months ended September 30,		Three months ended September 30,
	2023	2022	2023	2022

Finance cost of sale of receivables	2,449,368	1,780,988	863,804	675,520
Cost of bond (Note 5.5.1 e 5.6.1)	307,732	281,724	102,463	105,002
Other interest on loans and financing (Note 5.5.1)	212,248	426,766	66,324	127,043
Foreign exchange (gains) and losses	(13,414)	(13,392)	28	(8,956)
Other	100,431	127,140	26,263	41,659
Total	3,056,365	2,603,226	1,058,882	940,268

17.	Employee benefits

17.1.	Share-based payment plans

The Group provides benefits to employees and board members of the Group through share-based incentives. The following table outlines the key share-based awards movements - in number of shares - as of September 30, 2023 and December 31, 2022.

	Equity
	RSU	PSU	Options	Total
Balance as of December 31, 2022	11,507,221	7,320,367	45,159	18,872,747
Granted	5,241,072	1,046,034	—	6,287,106
Cancelled	(2,219,480)	(156,592)	—	(2,376,072)
Delivered (a)	(1,694,966)	—	—	(1,694,966)
Balance as of September 30, 2023	12,833,847	8,209,809	45,159	21,088,815

(a)	The delivery of the period net of withholding taxes represents 1,406,413 shares.

StoneCo Ltd.

Notes to unaudited interim condensed consolidated financial statements

September 30, 2023

(In thousands of Brazilian Reais, unless otherwise stated)

17.1.1.	Restricted share units ("RSU")

The Group offers a long-term incentive plan (“LTIP”) that enables the grant of equity-based awards to employees and other service providers with respect to its Class A common shares, and it has granted RSU to certain key employees under the LTIP to incentivize and reward such individuals. These awards are scheduled to vest over up to ten years, subject to and conditioned upon the achievement of these time based conditions. Assuming achievement of these conditions, awards are settled in, or delivered as Class A common shares. If the applicable conditions are not achieved, the awards are forfeited for no consideration.

In the first quarter of 2023, the Company granted 280,700 RSU’s with an average grant-date fair value of R$ 45.65, which were determined based on the fair value of the equity instruments granted and the exchange rate, both at the grant date. Moreover, 429,823 RSUs vested in the first quarter, resulting in a delivery through the issuance of 323,829 shares net of withholding taxes.

In the second quarter of 2023, the Company granted 3,768,220 RSU’s with an average grant-date fair value of R$ 51.13, which were determined based on the fair value of the equity instruments granted and the exchange rate, both at the grant date. Moreover, 1,228,463 RSU’s were cancelled, and 32,135 RSUs vested in the second quarter, resulting in a delivery through treasury shares of 30,308 shares net of withholding taxes.

In the third quarter of 2023, the Company granted 1,192,152 RSU’s with an average grant-date fair value of R$ 56.72, which were determined based on the fair value of the equity instruments granted and the exchange rate, both at the grant date. Moreover, 991,017 RSU’s were cancelled, and 1,233,008 RSUs vested in the third quarter, resulting in a delivery through the issuance of 1,050,092 shares and a delivery through treasury shares of 2,184 shares, net of withholding taxes. On September 30, 2023 there are no vested RSU to be issued to beneficiaries.

17.1.2.	Performance share units ("PSU")

As part of LTIP, the Group granted awards of PSU. These awards are equity classified and give beneficiaries the right to receive shares if the Group reaches minimum levels of total shareholder return (“TSR”) for a specific period. The PSUs granted do not result in delivering shares to beneficiaries and expire if the minimum performance condition is not met. The fair value of the awards is estimated at the grant date using the Black-Scholes-Merton pricing model, considering the terms and conditions on which the PSUs were granted, and the related compensation expense is recognized over the vesting period. The performance condition is considered for estimating the grant-date fair value and of the number of PSUs expected to be issued, based on historical data and current expectations and is not necessarily indicative of performance patterns that may occur. The expected volatility reflects the assumption that the historical volatility over a period similar to the life of the PSUs is indicative of future trends, which may not necessarily be the actual outcome. The main two inputs to the model were: Risk–free interest rate and annual volatility, based on the Company and similar players’ historical stock price.

To estimate the number of awards that are considered vested for accounting purposes we consider exclusively whether the service condition is met but reaching the TSR targets is ignored. As such even, if TSR targets are ultimately not achieved the expense will remain recognized.

In the first quarter of 2023, the Company granted 462,862 new PSUs with an average grant-date fair value of R$ 3.15. The grant-date fair value was determined based on historical data and current expectations and is not necessarily indicative of performance patterns that may occur.

In the second quarter of 2023, the Company granted 137,857 new PSUs with an average grant-date fair value of R$ 3.91 and the Company also cancelled 30,220 PSUs. The grant-date fair value was determined based on historical data and current expectations and is not necessarily indicative of performance patterns that may occur.

In the third quarter of 2023, the Company granted 445,315 new PSUs with an average grant-date fair value of R$ 4.69 and the Company also cancelled 126,372 PSUs. The grant-date fair value was determined based on historical data and current expectations and is not necessarily indicative of performance patterns that may occur. On September 30, 2023 there are no vested PSU to be issued to beneficiaries.

The expected volatility reflects the assumption that the historical volatility over a period similar to the life of the PSUs is indicative of future trends, which may not necessarily be the actual outcome. For the grants mentioned above, the main two inputs to the model were: (i) Risk–free interest rate between of 4.0% and 5.6% according to 3-month LIBOR/SOFR forward curve for 3 and 5 years period, and (ii) annual volatility between 73.8% and 83.4%, based on the Company’s historical stock price.

StoneCo Ltd.

Notes to unaudited interim condensed consolidated financial statements

September 30, 2023

(In thousands of Brazilian Reais, unless otherwise stated)

17.1.3.	Options

The Group has granted awards as stock options, of which the exercise date will be between 3 and 10 years with a fair value estimated at the grant date based on the Black-Scholes-Merton pricing model. On September 30, 2023, 14,592 stock options were exercisable.

17.1.4	Share-based payment expenses

The total expense related to share-based plans, including taxes and social charges, recognized as Other income (expenses), net for the programs was R$ 181,645 for the nine months and R$ 61,120 for the three months ended September 30, 2023 (R$ 143,651 for the nine months and R$ 70,238 for the three months ended September 30, 2022).

18.	Other disclosures on cash flows

18.1.	Non-cash operating activities

	Nine months ended September 30,
	2023	2022
Fair value adjustment on loans designated at FVPL	(127,137)	(382,268)
Fair value adjustment on equity securities designated at FVPL (Note 5.1)	30,574	(738,574)
Fair value adjustment on financial instruments designated at FVPL	(96,563)	(1,120,842)

Changes in the fair value of accounts receivable from card issuers	(122,093)	171,359
Fair value adjustment on equity instruments/listed securities designated at FVOCI	2,857	(6,432)

18.2.	Non-cash investing activities

	Nine months ended September 30,
	2023	2022

Property and equipment and intangible assets acquired through lease (Note 8.1 and 9.1)	64,637	50,445

18.3.	Non-cash financing activities

	Nine months ended September 30,
	2023	2022

Unpaid consideration for acquisition of non-controlling shares	796	803
Shares of the Company delivered at Reclame Aqui acquisition	—	169,864

18.4	Breakdown of interest income received, net of costs

	Nine months ended September 30,
	2023	2022
Interest income received on accounts payable to clients	4,274,410	3,233,928
Finance cost of sale of receivables on Accounts receivable from card issuers (Note 16)	(2,449,368)	(1,780,988)
Interest income received, net of costs	1,825,042	1,452,940

StoneCo Ltd.

Notes to unaudited interim condensed consolidated financial statements

September 30, 2023

(In thousands of Brazilian Reais, unless otherwise stated)

18.5.	Property and equipment, and intangible assets

	Nine months ended September 30,
	2023	2022

Additions of property and equipment (Note 8.1)	(504,236)	(546,237)
Additions of right of use (IFRS 16) (Note 8.1)	31,965	33,717
Payments from previous period	(176,835)	(51,614)
Purchases not paid at period end	57,302	109,442
Prepaid purchases of POS	—	102,070
Purchases of property and equipment	(591,804)	(352,622)

Additions of intangible assets (Note 9.1)	(362,078)	(197,516)
Additions of right of use (IFRS 16) (Note 9.1)	32,672	16,728
Payments from previous period	(6,593)	(41,898)
Purchases not paid at period end	2,829	6,312
Capitalization of borrowing costs	—	1,069
Purchases and development of intangible assets	(333,170)	(215,305)

Net book value of disposed assets (Notes 8.1 and 9.1)	83,080	115,115
Net book value of disposed Leases (Note 5.5.1)	(20,622)	(49,156)
Gain (loss) on disposal of property and equipment and intangible assets	(53,240)	(25,401)
Disposal of Cappta property, equipment and intangible assets	1,767	—
Outstanding balance	(10,470)	(17,484)
Proceeds from disposal of property and equipment and intangible assets	515	23,074

StoneCo Ltd.

Notes to unaudited interim condensed consolidated financial statements

September 30, 2023

(In thousands of Brazilian Reais, unless otherwise stated)

19.	Business combinations

19.1.	Acquisitions in 2022 – assessments concluded in 2023

In 2022, the Group, through its subsidiary Questor Sistemas S.A (“Questor”) acquired control of Hubcount Tecnologia S.A. (“Hubcount”). The acquisition of this company was measured in 2022 based on preliminary assessments and included in the December 31, 2022 consolidated financial statements. The assessments were completed in the first quarter of 2023. The effects of the differences between the preliminary assessments (as originally recognized on December 31, 2022) and the final assessments are presented below.

19.1.1.	Financial position of the business acquired

The net assets acquired, at fair value, on the date of the business combination, and the goodwill amount originated in the transaction considering the preliminary and the final assessments are presented below.

Fair value	Preliminary amounts (as presented on December 31, 2022)	Adjustments	Final amounts (as presented on September 30, 2023)

Cash and cash equivalents	36	—	36
Trade accounts receivable	235	—	235
Recoverable taxes	42	—	42
Property and equipment	205	—	205
Intangible assets - Customer relationship(a)	—	1,940	1,940
Intangible assets - Software(a)	—	2,104	2,104
Other assets	460	—	460
Total assets	978	4,044	5,022

Trade accounts payable	79	—	79
Labor and social security liabilities	313	—	313
Taxes payable	41	—	41
Deferred tax liabilities	—	1,375	1,375
Other liabilities	87	—	87
Total liabilities	520	1,375	1,895

Net assets and liabilities(b)	458	2,669	3,127
Consideration paid (Note 19.1.3)	10,615	509	11,124
Goodwill	10,157	(2,160)	7,997

(a)	The Group carried out a fair value assessment of the assets acquired in the business combination, having identified customer relationship, and software as intangible assets. Details on the methods and assumptions adopted to evaluate these assets are described on Note 19.1.2.

(b)	The net assets recognized in the December 31, 2022 financial statements were based on a provisional assessment of their fair value while the Group sought an independent valuation for the intangible assets owned by Hubcount. The valuation had not been completed by the date the 2022 financial statements were approved for issue by the Board of Directors. In the first quarter of 2023, the valuation was completed.

StoneCo Ltd.

Notes to unaudited interim condensed consolidated financial statements

September 30, 2023

(In thousands of Brazilian Reais, unless otherwise stated)

19.1.2.	Intangible assets recognized from business combinations

The assumptions adopted to measure the fair value of intangible assets identified in the business combination are described below.

19.1.2.1. Customer relationship

Hubcount

Amount	1,940
Method of evaluation	MEEM (*)
Estimated useful life(a)	7 years and 2 months
Discount rate(b)	15.3%
Source of information	Acquirer’s management internal projections

(*) Multi-Period Excess Earnings Method (“MEEM”)

(a)	Useful lives were estimated based on internal benchmarks.

(b)	Discount rate used was equivalent to the weighted average cost of capital combined with the sector’s risk.

19.1.2.2. Software

Hubcount

Amount	2,104
Method of evaluation	Relief from royalties
Estimated useful life(a)	5 years
Discount rate(b)	15.3%
Source of information	Historical data

(a)	Useful lives were estimated based on internal benchmarks.

(b)	Discount rate used was equivalent to the weighted average cost of capital combined with the sector’s risk.

19.1.3.	Consideration paid

The consideration paid on business combination is composed by the sum of the following values, if any: (i) consideration transferred, (ii) non-controlling interest in the acquiree and (iii) fair value of the acquirer’s previously held equity interest in the acquiree. The consideration paid in the preliminary and the final assessments is presented as follows.

	Preliminary amounts (as presented on December 31, 2022)	Adjustments	Final amounts (as presented on September 30, 2023)

Cash consideration paid to the selling shareholders	7,500	—	7,500
Cash consideration to be paid to the selling shareholders	3,000	(341)	2,659
Call option	—	(1,534)	(1,534)
Contingent consideration(a)	—	1,717	1,717
Non-controlling interest in the acquiree	115	667	782
Total	10,615	509	11,124

(a)	Refers to contingent consideration that may be paid in 2024, the amount is based on predetermined formulas which consider mainly the net revenue of Hubcount at the end of 2023.

StoneCo Ltd.

Notes to unaudited interim condensed consolidated financial statements

September 30, 2023

(In thousands of Brazilian Reais, unless otherwise stated)

20.	Segment information

In line with the strategy and organizational structure of the Group, the Group is presenting two reportable segments, namely “Financial Services” and “Software” and certain non-allocated activities:

•     Financial services: Comprised of our financial services solutions which includes mainly payments solutions, digital banking, credit, insurance solutions as well as the registry business.

•     Software: Comprised of two main activities (i) Core, which is comprised by POS/ERP solutions, TEF and QR Code gateways, reconciliation and CRM, and (ii) Digital, which includes OMS, e-commerce platforms, engagement tools, ads solutions and marketplace hubs.

•     Non allocated activities: Comprised of non-strategic businesses, including results on disposal / discontinuation of non-core businesses.

The Group used and continues to use Adjusted net income (loss) as the measure reported to the CODM about the performance of each segment.

The measurement of Adjusted net income (loss) from January 1, 2023 no longer excludes share-based compensation expenses in the segmented statement of profit or loss. Also, from April 1, 2022 it no longer excludes bond issuance expenses in the segmented statement of profit or loss. As such, in the statement of profit or loss as from January 1, 2023 the share-based and bond issuance expenses are included in the segmented Statement of Profit or Loss. Information of prior periods (including the comparative periods and results from January 1, 2023 to September 30, 2023) have been retroactively adjusted to reflect the new criteria as presented below. The effect in Adjusted net income (loss) of no longer excluding share-based compensation expenses from January 1, 2023 to September 30, 2023 amounts to R$ 14,863.

20.1.	Statement of profit or loss by segment

	Nine months ended September 30, 2023			Three months ended September 30, 2023
	Financial Services	Software	Non allocated	Financial Services	Software	Non allocated

Total revenue and income	7,624,827	1,129,006	52,488	2,737,678	387,918	14,286

Cost of services	(1,678,284)	(499,417)	(2,364)	(603,029)	(170,444)	(13)
Administrative expenses	(522,551)	(228,068)	(24,471)	(171,228)	(65,089)	(7,220)
Selling expenses	(997,450)	(229,245)	(17,557)	(358,347)	(80,901)	(3,185)
Financial expenses, net	(2,973,043)	(39,343)	(674)	(1,030,206)	(14,091)	(215)
Other income (expenses), net	(259,879)	(15,791)	43	(88,406)	(2,162)	2
Total adjusted expenses	(6,431,207)	(1,011,864)	(45,023)	(2,251,216)	(332,687)	(10,631)

Loss on investment in associates	(3,985)	641	901	(994)	222	177
Adjusted profit (loss) before income taxes	1,189,635	117,783	8,366	485,468	55,453	3,832

Income taxes and social contributions	(288,325)	(32,768)	(1,016)	(90,723)	(17,897)	(1,050)
Adjusted net income (loss) for the period	901,310	85,015	7,350	394,745	37,556	2,782

StoneCo Ltd.

Notes to unaudited interim condensed consolidated financial statements

September 30, 2023

(In thousands of Brazilian Reais, unless otherwise stated)

	Nine months ended September 30, 2022			Three months ended September 30, 2022
	Financial Services	Software	Non allocated	Financial Services	Software	Non allocated

Total revenue and income	5,775,334	1,043,513	64,001	2,121,454	366,164	20,827

Cost of services	(1,463,517)	(498,914)	(9,365)	(495,916)	(171,886)	(3,457)
Administrative expenses	(436,761)	(230,724)	(30,685)	(160,179)	(81,280)	(10,337)
Selling expenses	(909,100)	(181,239)	(14,755)	(318,812)	(61,199)	(5,419)
Financial expenses, net	(2,541,206)	(38,054)	(685)	(917,210)	(14,934)	(77)
Other income (expenses), net	(184,159)	(9,564)	(19,876)	(94,305)	(4,806)	(1,060)
Total adjusted expenses	(5,534,743)	(958,495)	(75,366)	(1,986,422)	(334,105)	(20,350)

Loss on investment in associates	—	(965)	(2,278)	—	(181)	(1,061)
Adjusted profit (loss) before income taxes	240,591	84,053	(13,643)	135,032	31,878	(584)

Income taxes and social contributions	(62,914)	(40,856)	(514)	(39,926)	(17,661)	(399)
Adjusted net income (loss) for the period (a)	177,677	43,197	(14,157)	95,106	14,217	(983)

Additional information:
Share-based compensation, net of tax	82,696	1,250	90	52,994	1,195	12
Bond expenses	80,559	—	—	—	—	—
Previously reported adjusted net income (loss) for the period (as reported in the period) (b)	340,932	44,447	(14,067)	148,100	15,412	(971)

(a)	Including share-based compensation and bond expenses.

(b)	Considers the methodology used for adjusted net income for each reporting period, excluding bond expenses until March 31, 2022 and excluding share-based compensation expenses related to grants in connection to one-time pre-IPO pool as well as non-recurring long term incentive plans until December 31, 2022.

20.2.	Reconciliation of segment adjusted net income (loss) for the period with net income (loss) in the consolidated financial statements

	Nine months ended September 30,		Three months ended September 30,
	2023	2022	2023	2022

Adjusted net income – Financial Services	901,310	177,677	394,745	95,106
Adjusted net income – Software	85,015	43,197	37,556	14,217
Adjusted net income (loss) – Non allocated	7,350	(14,157)	2,782	(983)
Adjusted net income	993,675	206,717	435,083	108,340

Adjustments from adjusted net income to consolidated net income (loss)
Mark-to-market from the investment in Banco Inter	30,574	(738,574)	—	111,505
Amortization of fair value adjustment (a)	(108,187)	(103,625)	(38,794)	(32,182)
Other income (b)	(5,553)	4,461	(2,427)	859
Tax effect on adjustments	33,728	25,790	17,474	8,545
Consolidated net income (loss)	944,237	(605,231)	411,336	197,067

(a)	Related to acquisitions. Consists of expenses resulting from the changes of the fair value adjustments as a result of the application of the acquisition method.

(b)	Consists of the fair value adjustment related to associates call option, M&A and, earn-out interests related to acquisitions, loss of control of subsidiaries and reversal of litigation of Linx. As mentioned above, Bond issuance expenses was part of the criteria from adjusted net income we used up to 31, 2022, The effect in Adjusted net income of no longer excluding Bond issuance expenses from January 1, 2022 to September 30, 2023 amounts to R$ 80,559.

StoneCo Ltd.

Notes to unaudited interim condensed consolidated financial statements

September 30, 2023

(In thousands of Brazilian Reais, unless otherwise stated)

21.	Subsequent events

21.1	Share repurchase

On October 3rd, the Company announced a repurchase program in the amount of R$ 300 million in outstanding Class A common shares. We inform that we had already concluded the repurchase of the whole program in November 9, 2023.